Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     PreMD Initiates FDA Review Process and Provides Corporate Update

     TORONTO, Feb. 12 /CNW/ - Predictive medicine company PreMD Inc. (TSX:
PMD; Amex: PME) today provided an update on the company's business direction in light of the recent decision from the U.S. Food and Drug Administration
(FDA).

     Appeal to the FDA

     PreMD today filed a request for a second level review of the 510(k)
submission, in accordance with the following Code of Federal Regulations 21
CFR part 10.75(c). As announced on Jan. 15, the company received a non-substantially equivalent (NSE) letter from the FDA regarding the 510(k)
submission for an expanded regulatory claim on its point-of-care (POC) skin cholesterol test. PreMD continues to believe that its skin cholesterol test merits 510(k) clearance. "We have acted as quickly as possible in initiating the process and will continue to evaluate the best strategies to help achieve
FDA clearance," said Brent Norton, president and chief executive officer of
PreMD. PreMD is working with AstraZeneca Pharmaceuticals, which has licensed the test for marketing and distribution in the United States, to fully explore the issues raised by the FDA and address the appropriate steps going forward.

     Additional Company Information

     In light of PreMD's financial status, the company also has taken actions to maximize company value. These actions include a workforce reduction of approximately 33% and other general and administrative expense decreases. The key members of PreMD are concentrating their efforts on the FDA review and assessing strategic alternatives to maximize shareholder value. PreMD will continue to realign its organization and optimize the company's cost structure and cash resources. PreMD continues to advance the development programs for other product candidates in its oncology pipeline, which remain unaffected by the FDA decision.
     PreMD also recently appointed Ronald Henriksen as Chair of the Audit
Committee. Mr. Henriksen has been a director of PreMD since 2004 and is the chief investment officer of Twilight Ventures.

     About PreMD Inc.

     PreMD Inc. is a leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD's cardiovascular products include a line of non-invasive skin cholesterol tests. PreMD's other skin cholesterol products include PREVU(x) LT, a test designed for use in the life insurance industry. The company's cancer tests include ColorectAlert(TM), LungAlert(TM) and a breast cancer test.
PreMD's head office is located in Toronto, Ontario and its research and product development facility is at McMaster University in Hamilton, Ontario.
For more information about PreMD, please visit www.premdinc.com.

     This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the
Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company's products, the competitiveness of the Company's products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions. In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.
     Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

     (x) Trademark

     %SEDAR: 00007927E          %CIK: 0001179083

     /For further information: Ron Hosking, Vice-President Finance and CFO,
Tel: (416) 222-3449 ext. 24, Email: rhosking(at)premdinc.com; Michelle Rabba,
Manager, Corporate Communications, Tel: (416) 222-3449 ext 25, Email:
mrabba(at)premdinc.com/
     (PMD. PME)

CO:  PreMD Inc.

CNW 09:00e 12-FEB-08